China Energy Ventures Corp.

May 19, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street NW, Mail Stop 4-7

Washington, DC

20549

Dear Sir or Madam:

China Energy Ventures Corp. hereby withdraws its registration statement on Form SB-2, filed on February 19, 2004, (Registration #333-112968).

If you have any questions regarding this action, please contact our securities counsel, W. Scott Lawler, at 403-693-8014.

Sincerely,

CHINA ENERGY VENTURES CORP.

/s/ Thomas G. Milne

Thomas G. Milne

Chief Financial Officer

1002, Building C, Huiyuan Apartment Asia Game Village, Beijing, China 100101 Tel: 86.10.6499.1255 Fax: 86.10.8497.3728 www.chinaenergyventures.com	1980, 440 – 2 Avenue S.W. Calgary, Alberta, Canada T2P 5E9 Tel: 403.234.8885 Fax: 403.265.8808 www.chinaenergyventures.com